EXHIBIT 2.2

PURCHASE, SALE AND SERVICING TRANSFER AGREEMENT

PURCHASE, SALE AND SERVICING TRANSFER AGREEMENT

AMONG

HSBC BANK NEVADA, N.A.,

HSBC FINANCE CORPORATION,

THE NEIMAN MARCUS GROUP, INC.

AND

BERGDORF GOODMAN, INC.

DATED AS OF JUNE 8, 2005

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SCHEDULES AND ANNEXES*

Schedule A	Form of Closing Statement
Schedule B	Securitization Documents
Schedule C	Non-Solicitation Schedule
Schedule D	Allocation of Purchase Price
Schedule E	Third Party Consents Required for Closing
Schedule F	Indemnity Matters

Annex A	Form of Program Agreement
Annex B	Form of Instrument of Assignment and Assumption
Annex C	Form of Required Amendments
Annex D	Form of Securitization Transfer Agreement
Annex E	Form of Servicing Agreement
Annex F	Form of Purchaser Parent Guaranty

*	Neiman Marcus hereby agrees to furnish supplementally a copy of any omitted schedule or annex to the Securities and Exchange Commission upon its request.

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PURCHASE, SALE AND SERVICING TRANSFER AGREEMENT, dated as of June 8, 2005 (this “Agreement”), among The Neiman Marcus Group, Inc., a Delaware corporation (the “Parent”), Bergdorf Goodman, Inc., a New York corporation (“BG”), HSBC Bank Nevada, N.A., a national credit card bank (the “Purchaser”), and HSBC Finance Corporation, a Delaware corporation (the “Purchaser Parent”).

RECITALS

WHEREAS, the Parent and BG are, among other things, (i) engaged in the business of selling merchandise through retail stores and by other means and (ii) directly and indirectly through certain of their subsidiaries engaged in the Business (as defined herein);

WHEREAS, the Neiman Marcus Group Credit Card Master Trust was formed pursuant to that certain Amended and Restated Pooling and Servicing Agreement, dated as of July 2, 2000, as amended and/or supplemented through the date of this Agreement and as it may be further amended and/or supplemented through the Closing Date to the extent permitted by this Agreement, (including all series supplements thereto, the “Pooling and Servicing Agreement”), by and among Neiman Marcus Funding Corporation, a Delaware corporation (“NFC”), as seller, the Parent, as servicer, and The Bank of New York, as trustee;

WHEREAS, pursuant to this Agreement, the Parent and BG desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers (as defined below), the Acquired Assets pursuant to the terms contained and in the manner described herein;

WHEREAS, on the date hereof, the Parent and the Purchaser are entering into a Program Agreement (the “Program Agreement”) in the form attached hereto as Annex A, to become effective as of the Closing under this Agreement, that provides for, among other things, the issuance of Neiman Marcus proprietary cards, the issuance of existing and new credit related products to be developed with the Purchaser, the processing and servicing of the related Accounts, and the conduct of related marketing activities; and

WHEREAS, simultaneously with the Closing under this Agreement, the Parent, the Purchaser and certain of their respective Affiliates desire to enter into other agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions of Certain Terms. (a) In this Agreement, the following terms are used with the meanings assigned below:

“Accounts” means, as of the Cut-Off Time, any account identified by name and account number under which a purchase, cash advance or credit transaction may be or has been made by a Cardholder by means of (A) a Credit Card or (B) a Non-Card

Payment Plan, which is recorded as an Account on the computer system of the Service Provider or the Sellers’ internal processing system, and for which an Account Agreement is in effect as of the Closing Date, including any such account that is a Charged Off Account.

“Account Agreement” means an agreement (including related disclosure) between the Parent or BG and a Person or Persons under which Accounts are established and Credit Cards or Non-Card Payment Plans are issued to or on behalf of such Person or Persons, as such agreement may be amended, modified or otherwise changed from time to time (including pursuant to change of terms notices).

“Accrued Interest” means the aggregate amount of all finance charges that were accrued and earned, but not posted, on the Accounts as of the close of business on the Business Day immediately preceding the Cut-Off Time.

“Acquired Assets” means all right, title and interest of the Sellers in and to the following assets and properties:

(1) the Accounts and the Gross Receivables (other than Securitization Receivables) accrued as of the Cut-Off Time related to the Accounts;

(2) the applications for Accounts pending and solicitations for Accounts outstanding;

(3) the Account Agreements, the Cardholder List and the Master File;

(4) the Securitization Assets and any New Securitization Assets that may exist at Closing;

(5) the Books and Records; and

(6) rights, claims, credits, causes of action or rights of set-off against third parties relating principally to the assets referred to in (1) through (5) above.

“Affiliate” means, with respect to any Person, each Person that controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Program Agreement, the Servicing Agreement, the Purchaser Parent Guarantee, the Securitization Transfer Agreement and the Instrument of Assignment and Assumption.

“Applicable Order” means, with respect to any Person, a judgment, injunction, writ, decree or order of any Governmental Authority, in each case legally binding on that Person or on any material amount of its property.

“Assumed Liabilities” means the following Liabilities of the Sellers:

(1) all obligations to Cardholders in their capacity as such or to perform under Account Agreements, including payment of credit balances;

(2) all of the obligations of the Sellers, as servicer, originator, transferor, or in any other capacity to the Master Trust and under any Securitization Documents, including all obligations to accept reassignment of receivables pursuant to the terms of the Pooling and Servicing Agreement; and

(3) all Liabilities for Taxes relating to the Business, the Acquired Assets, the Assumed Liabilities or the Master Trust to the extent set forth in Article VI.

“Books and Records” means books, records, original documents, files and papers maintained by the Sellers, whether in hard copy or electronic format, including those relating to the Master Trust, in each case to the extent within the Sellers’ control and possession and exclusively used in the Business, other than the Cardholder List, the Master File and any of the foregoing relating principally to the Excluded Assets and other than Tax Returns or Tax work papers. For the avoidance of doubt, the term “Books and Records” does not include any NMG Shopper Data, NMG Systems (as defined in the Program Agreement) or any of the Sellers’ minute books, stock ledgers, internal accounting records or other corporate records and documents.

“Business” means the proprietary credit business relating to the Credit Cards and Accounts, including the extension of credit to Cardholders, the servicing of the Accounts (including servicing under the Pooling and Servicing Agreement), billings, collections, processing of Account transactions, the administration of the Accounts and Gross Receivables (including the Securitization Receivables), but excluding (i) the operations, systems and facilities of the Parent and all employees, including those dedicated to the origination, servicing and collection of Accounts and (ii) the Excluded Assets.

“Business Day” means any day, other than a Saturday or Sunday, on which each of the Parent, Purchaser and Purchaser Parent are open for business at their respective U.S. headquarters.

“Cardholder” means a Person or Persons to whom a Credit Card or Non-Card Payment Plan is or has been issued by the Parent and in whose name(s) an Account, in connection with which the Credit Card or Non-Card Payment Plan may be used, has been established pursuant to an Account Agreement.

“Cardholder List” means a list of the names, addresses, telephone numbers and taxpayer identification numbers and social security numbers of all Cardholders as of the Cut-Off Time if and to the extent maintained by Parent.

“Charged Off Accounts” means all Accounts that, as of the Cut-Off Time, have been charged off in accordance with the Sellers’ standard policies and procedures as in effect on January 1, 2005.

“Class” has the meaning set forth in the Pooling and Servicing Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Constituent Documents” means the articles of association, articles of incorporation, certificate of incorporation, by-laws and/or other organizational documents, as appropriate, of any Person.

“Contract” means, with respect to any Person, any agreement, undertaking, contract, indenture, deed of trust or other instrument, document or agreement by which that Person, or any amount of its properties, is bound and/or subject.

“Credit Card” means a proprietary card that may be used by the holder to purchase goods and services of Parent or its Subsidiaries or their respective licensees through open-end revolving credit, commonly known as a credit or charge card; provided that the term does not include: (i) any gift card; (ii) any debit card, stored value card, electronic or digital cash card or any other card that does not provide the holder thereof with the ability to obtain credit other than through an overdraft line or similar feature; or (iii) any card issued to the holder of a securities brokerage account that allows the holder to obtain credit through a margin account.

“Cut-Off Time” means 11:59 PM Pacific time on the date immediately preceding the Closing Date.

“Deductible Amount” has the meaning set forth on Schedule F.

“De Minimis Claim Amount” has the meaning set forth on Schedule F.

“Disclosure Schedule” means, with respect to the Sellers or the Purchaser, a schedule delivered to the other party on or before the date of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations or covenants contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be considered an admission by the disclosing party that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or is reasonably expected to result in a Material Adverse Effect with respect to the disclosing party or the Business.

“Escrow Agent” means an escrow agent to be selected by the Parties, who shall act as the escrow agent in connection with the transactions contemplated by this Agreement pursuant to an escrow agent agreement to be entered into among such escrow agent and the Parties.

“Estimated Closing Statement” means a statement prepared by the Sellers, substantially in the form of Schedule A, showing in reasonable detail the calculation of the Estimated Purchase Price, based on data available as of the fifth Business Day preceding the Cut-Off Time.

“Estimated Purchase Price” means the amount payable by the Purchaser on the Closing Date in accordance with the Estimated Closing Statement.

“Excluded Assets” means the assets of the Sellers and their Affiliates not being acquired by the Purchaser hereunder, including the following:

(1) all rights under any Contracts other than the Securitization Documents and the Account Agreements;

(2) all cash and cash equivalents on hand and cash and cash equivalents in bank accounts maintained by the Sellers or any of their Affiliates, other than in the Securitization Bank Accounts;

(3) all insurance policies maintained by or for the benefit of the Sellers or any of their Affiliates and all claims accrued thereunder;

(4) all Intellectual Property Rights, other than rights to the Cardholder List and the Master File (in each case, subject to the restrictions set forth in the Program Agreement);

(5) all rights, claims, credits or other rights to payment, causes of action, or rights of set-off against third parties, other than those set forth in clause (6) of “Acquired Assets”;

(6) all licenses, permits or other authorizations of any Governmental Authorities held or used by the Sellers;

(7) all interests in real property of the Sellers and their Affiliates, whether or not related to or used in the Business;

(8) all tangible personal property of the Sellers and their Affiliates, whether or not related to or used in the Business;

(9) all right, title and interest of the Sellers and their Affiliates in and to any and all other assets and properties, of any kind whatsoever, that are not principally used in the conduct of the Business;

(10) all customer data relating to customers of the Sellers and their Affiliates (whether or not any portion thereof is duplicated in the Cardholder List and the Master File); and

(11) all current Taxes receivable, deferred Tax assets and prepaid Taxes, Tax payments due from Affiliates, and entitlements to refunds or credits for overpayment of Taxes, all to the extent set forth in Article VI.

“Excluded Liabilities” means Liabilities of the Sellers, their Subsidiaries and Affiliates (or any of their respective predecessors), other than the Assumed Liabilities, of any kind whatsoever, whether presently in existence or arising hereafter, including:

(1) Liabilities for Taxes relating to the Business, the Acquired Assets, the Assumed Liabilities or the Master Trust to the extent set forth in Article VI;

(2) the portion of any Liability principally related to an Excluded Asset;

(3) Liabilities related to, associated with or arising out of any action, claim, suit or proceeding arising out of or relating to the operation of the Business, the Acquired Assets or the Master Trust, including any breach of the Securitization Documents, prior to the Closing, whether such action, claim, suit or proceeding is brought prior to, on or after the Closing;

(4) all loan loss reserves maintained by the Sellers in respect of (i) the Accounts and (ii) the amounts owing in respect thereof from Cardholders; and

(5) all Liabilities constituting, arising out of or incurred in connection with any Merger Financing Arrangement or New Securitization Assets.

“Federal Funds Rate” means the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more or, if no such rate is published for a day, the rate published for the preceding Business Day, calculated on a daily basis based on a 365-day year.

“Final Closing Statement” means a statement prepared by the Parent, substantially in the form of Schedule A, showing in reasonable detail the Parent’s calculation of the Purchase Price, based on the data with respect to the Accounts and the Acquired Assets as of the Cut-Off Time.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any domestic or foreign governmental, regulatory or self-regulatory authority, agency, court, tribunal, commission or other governmental, regulatory or self-regulatory entity exercising legislative, judicial, regulatory or administrative functions.

“Gross Receivables” means amounts owing (net of credit balances) to the Sellers from Cardholders with respect to Accounts (including outstanding loans, cash advances and other extensions of credit; billed or posted but unbilled finance charges and late charges; Accrued Interest; and any other fees, charges and interest assessed on the Accounts).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Indemnity Claim Amount” has the meaning set forth on Schedule F.

“Intellectual Property Right” means any intellectual property right, including any trademark, service mark or other source indicator and all goodwill associated therewith, invention, patent, copyright, trade secret, know-how, and any registration or application for registration of any of the foregoing.

“Instrument of Assignment and Assumption” means the Instrument of Assignment and Assumption in the form attached as Annex B, to be entered into at Closing.

“Investor Certificateholder” has the meaning set forth in the Pooling and Servicing Agreement.

“Knowledge” means, with respect to the Sellers, the actual knowledge of the persons named in Section 1.1(a) of the Seller Disclosure Schedules, after reasonable inquiry, with respect to Sellers and, with respect to the Purchaser, the actual knowledge of the persons named in Section 1.1 of the Disclosure Schedules, after reasonable inquiry, with respect to Purchaser.

“Liability” means any debt, liability, commitment or obligation, of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise.

“Lien” means, with respect to any property, any lien, security interest, mortgage, pledge, charge or encumbrance relating to that property, including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property.

“Master File” means the master file maintained by the Sellers and the Service Provider with respect to the Accounts, including identification and other customer data and Account information, the names and addresses of Cardholders with respect to the Accounts and any and all adjustments made with respect to the Accounts.

“Master Trust” means the Neiman Marcus Group Credit Card Master Trust.

“Material Adverse Effect” means:

(a) With respect to the Business, a material adverse change in, or a material adverse effect upon, the results of operations or financial condition of the Business, taken as a whole, excluding any effect or change attributable to or resulting from (1) events, conditions or trends in economic, business or financial conditions generally or affecting the credit card services or consumer credit business, the banking or financial services industry or the retail department store industry, (2) financial market conditions, including interest rates or changes therein, (3) changes in laws, GAAP or regulatory accounting principles, (4) any action, omission, change, effect, circumstance or condition contemplated by this Agreement, or attributable to the signing and announcement of this Agreement or the transactions contemplated by this Agreement and the Ancillary Agreements or (5) any actions or omissions required by the terms of this Agreement or the Ancillary Agreements or any action taken or not taken at the request or direction of the other party or parties hereto; and

(b) With respect to the Sellers or the Purchaser, a material impairment of the ability of the relevant Person or Persons to perform its or their material obligations under this Agreement or the Ancillary Agreements.

“Merger Agreement” the Agreement and Plan of Merger, dated as of May 1, 2005, as the same may be amended, supplemented or modified from time to time, among Newton Acquisition Inc., Newton Acquisition Merger Sub, Inc. and the Parent.

“Merger Closing” means the closing of the Merger contemplated by the Merger Agreement.

“Merger Financing Arrangement” the incurrence of indebtedness secured by any or all of the Acquired Assets, the issuance of New Securitization Assets, the transfer of Securitization Assets or New Securitization Assets and/or the payment of dividends in connection with the foregoing, in each case in order to finance all or any portion of the merger consideration and other amounts payable in connection with the Merger Closing.

“New Securitization Assets” means any new certificates or interests issued to any Person pursuant to the Securitization Documents in connection with, or securing, any Merger Financing Arrangement.

“New Seller” means any direct or indirect wholly-owned Subsidiary of Parent established in connection with any Merger Financing Arrangement that holds some or all of the Securitization Assets or New Securitization Assets.

“NMG Shopper Data” has the meaning set forth in the Program Agreement.

“Non-Card Payment Plan” means the payment plans referred to in Section 1.1(b) of the Seller Disclosure Schedules and such other payment plans not associated with a Credit Card as may be offered by Sellers following the date hereof and prior to the Closing Date pursuant to which the obligor thereunder may purchase goods and services of the Parent and its Subsidiaries and their respective licensees through revolving credit or pursuant to a retail installment sale arrangement.

“Permissible Liens” means (a) restrictions or imperfections of title that do not materially detract from the value or impair the use of the Acquired Asset, and (b) Liens (i) for taxes, assessments and other governmental charges or levies (1) not yet due or (2) which are being contested in good faith by appropriate action and as to which adequate reserves for contested amounts have been set aside in accordance with GAAP, (ii) created under the Securitization Documents or (iii) created to secure the obligations arising upon or after the Merger Closing under any Merger Financing Arrangement, provided that such Liens shall be released at or prior to the Closing.

“Person” means any individual, corporation, business trust, partnership, association, limited liability company or similar organization, or any Governmental Authority.

“Previously Disclosed” means, with respect to the Sellers or the Purchaser and the Purchaser Parent, information set forth in the Disclosure Schedule with respect to the Sellers or the Purchaser and the Purchaser Parent, respectively, whether in response to an express informational requirement or as an exception to one or more representations or covenants.

“Purchase Price” means the purchase price payable in accordance with the Final Closing Statement, as finally determined in accordance with Section 2.4.

“Purchaser Parent Guaranty” means the guaranty of the Purchaser Parent in favor of the Sellers, in the form set forth as Annex F.

“Purchaser’s Designee” means HSBC Funding (USA) Inc. VIII.

“Rating Agency Condition” has the meaning specified in the Pooling and Servicing Agreement.

“Requirement of Law” means, with respect to any Person, any law, ordinance, statute, treaty, rule or regulation or determination of an arbitrator or of a Governmental Authority, in each case binding on that Person or any material amount of its property.

“Required Amendments and Confirmations” means all amendments to the Securitization Documents (substantially in the form set forth on Annex C, subject to (i) changes required by any rating agency in connection with the transactions contemplated by this Agreement, (ii) changes required to provide for the origination, ownership and contribution to the Master Trust of Non-Card Payment Plan receivables by an Affiliate of Purchaser) and the satisfaction of any applicable Rating Agency Conditions in order to consummate the transactions contemplated hereby and by the Securitization Transfer Agreement without violation of the terms of any Securitization Document and (iii) such other changes as are approved and agreed to by the Sellers and Purchaser to effectuate the consummation of the transactions contemplated by this Agreement.

“Requisite Regulatory Approvals” means the consents, registrations, approvals, permits or authorizations designated as such in the Disclosure Schedule of the Sellers with respect to Section 4.1(c) and of the Purchaser with respect to Section 4.2(c) of this Agreement.

“Securitization Assets” means the collective reference to (i) the Seller Certificate, as defined in the Securitization Documents, and any other certificate or interest retained by NFC or any other Affiliate of Parent in the Master Trust; (ii) all interests of the Sellers and NFC in the Securitization Bank Accounts; (iii) all interests of the Sellers in and to the Securitization Receivables; and (iv) all other rights and interests of Sellers under each of the Securitization Documents.

“Securitization Assignment and Assumption” means the assignment by the Sellers to the Purchaser (or, in the case of the Sellers’ Interest and the Seller Retained Certificates (as defined in the Pooling and Servicing Agreement), the Purchaser’s Designee) of the Sellers’ rights and interests in or relating to, and the assumption by the Purchaser or its designee of the Sellers’ obligations under or relating to, the Master Trust pursuant to the Securitization Transfer Agreement.

“Securitization Bank Accounts” means any spread account, reserve account, collection account, principal funding account or other similar accounts created pursuant to the Securitization Documents.

“Securitization Documents” means the Pooling and Servicing Agreement and the other documents designated as such on Schedule B.

“Securitization Receivables” means, as of any date, the Gross Receivables that have been transferred to the Trust and that have not been reassigned to the relevant seller under the Pooling and Servicing Agreement.

“Securitization Transfer Agreements” means the Assignment and Assumption Agreements dated as of the Closing Date among the Sellers, the Purchaser Parent, the Purchaser Designee and the trustee of the Master Trust, substantially in the form attached hereto as Annex D, subject to (i) changes required to provide for the origination, ownership and contribution to the Master Trust of Non-Card Payment Plan receivables by an Affiliate of Purchaser and (ii) such other changes as are approved and agreed to by the Sellers and Purchaser to effectuate the consummation of the transactions contemplated by this Agreement.

“Seller Interest” has the meaning assigned to such term in the Pooling and Servicing Agreement.

“Sellers” means the Parent, BG and NFC and, if the Closing occurs after the Merger Closing, any New Seller established at the time of the Merger Closing.

“Sellers’ Securitization Counsel” means Mayer, Brown, Rowe & Maw LLP.

“Service Provider” means PaySys and any other data processing service provider used by the Sellers in connection with the Accounts.

“Servicing Agreement” means the Servicing Agreement between NMG and Household Corporation, in the form attached hereto as Annex E.

“Subsidiary” when used with respect to any Person, means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or similar governing body (or if there are not such voting interests, more than fifty percent (50%) of the equity interest of which) is owned directly or indirectly by such first Person or by another Subsidiary of such Person.

“Tax Opinion” has the meaning assigned to such term in the Pooling and Servicing Agreement.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules) including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxes” means any income, corporate franchise, alternative or add-on minimum tax, gross receipts, sales, use, transfer, gains, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign).

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Term	Section

Accountant	2.4(c)
Actions	5.10(a)
Agreement	Preamble
BG	Preamble
Buyer Tax Act	6.1(a)
Closing	3.1(a)
Closing Date	3.1(a)
Confidentiality Agreement	5.3(c)
Credit Card Marks	5.7
De Minimis Claim	9.2
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Losses	9.2
NFC	Recitals
Parent	Preamble
Pooling and Servicing Agreement	Recitals
Program Agreement	Recitals
Purchase and Assumption	3.1(a)
Purchaser	Preamble
Purchaser Parent	Preamble

SECTION 1.2. Interpretation. (a) In this Agreement, unless the context otherwise requires, references to:

(1) the Preamble or the Recitals, Sections, Annexes or Schedules refer to the Preamble or a Recital or Section of, or Annex or Schedule to, this Agreement;

(2) any Contract (including this Agreement) refer to the Contract as amended, modified, supplemented or replaced from time to time;

(3) any statute or regulation refer to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute or regulation include any successor to the section;

(4) any Governmental Authority include any successor to the Governmental Authority; and

(5) this Agreement are to this Agreement and the Schedules to it.

(b) The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(c) Whenever the word “include,” “includes” or “including” is used in this Agreement, it will be deemed to be followed by the words “without limitation.”

(d) This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the other.

ARTICLE II

PURCHASE, SALE AND ASSUMPTION

SECTION 2.1. Purchase and Sale of the Acquired Assets. On the terms and subject to the conditions of this Agreement at the time of the Closing and effective from and after the Closing Date, Parent and BG shall, and shall cause NFC to, sell, convey and assign (or cause their Subsidiaries to sell, convey and assign) to the Purchaser or its designee, free and clear of all Liens, except Permissible Liens, the Acquired Assets, and the Purchaser or its designee shall purchase the Acquired Assets.

SECTION 2.2. Assumption of Liabilities. On the terms and subject to the conditions of this Agreement, at the Closing and effective from and after the Closing Date the Purchaser or (without limiting the Purchaser’s and Purchaser Parent’s obligations under Article IX) the Purchaser’s designee shall assume, pay, defend, discharge and perform as and when due the Assumed Liabilities.

SECTION 2.3. Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, the Purchaser is assuming only the Assumed Liabilities and not any Excluded Liabilities. The Excluded Liabilities shall be retained by the Sellers.

SECTION 2.4. Purchase Price; Purchase Price Adjustment. (a) On the second Business Day before the Closing, the Parent, on behalf of the Sellers, shall deliver to the Purchaser the Estimated Closing Statement reflecting the Sellers’ calculation of the Estimated Purchase Price to be paid by the Purchaser at the Closing.

(b) Within sixty (60) Business Days after the Closing, the Parent, on behalf of the Sellers, shall deliver to the Purchaser the Final Closing Statement prepared based on the information in the Master File as of the Cut-Off Time and copies of the Master File as of the Cut-Off Time.

(c) The Purchaser shall, within thirty (30) days after receipt of the Final Closing Statement, advise the Sellers in writing and in reasonable detail if it believes that the Final Closing Statement did not accurately reflect the items required to be included therein in accordance with the provisions of this Agreement and Schedule B hereto, in each case stating in reasonable detail the basis of its belief. In the event the Purchaser delivers such an objection, the Sellers and the Purchaser shall attempt in good faith to resolve their differences. In the event all differences are not resolved within forty-five (45) days following receipt of the Final Closing Statement by the Purchaser, then the issues remaining unresolved shall be determined by PricewaterhouseCoopers LLP (the “Accountant”). The Accountant shall resolve all disputed items in accordance with the provisions of this Agreement. In making its determination, the Accountant may only consider those items and amounts as to which the Purchaser and the Sellers have disagreed within the time periods and on the grounds specified. The Accountant’s determination shall be conclusive and binding on the Purchaser and the Sellers absent manifest error. The fees of the Accountant shall be shared by the Purchaser and the Sellers in proportion to the relative differences between their respective calculations of the Purchase Price and the amount determined by the Accountant.

(d) If the Estimated Purchase Price exceeds the Purchase Price, then the Parent, on behalf of the Sellers, shall, within five (5) Business Days after the Purchase Price has been finally determined pursuant to Section 2.4(c), pay such excess to the Purchaser, together with interest on such excess for the period from and including the Closing Date to but excluding the date of such payment at a rate per annum equal to the Federal Funds Rate. If the Estimated Purchase Price is less than the Purchase Price, then the Purchaser shall, within five (5) Business Days after the Purchase Price has been finally determined pursuant to Section 2.4(c), pay such deficiency to the Parent, on behalf of the Sellers, together with interest on such deficiency for the period from and including the Closing Date to but excluding the date of such payment at a rate per annum equal to the Federal Funds Rate.

(e) Each party to this Agreement shall make available to the other parties, and to the Accountant, its and its accountant’s work papers, schedules and other supporting data as may be reasonably requested by such other parties to enable them to verify the amounts set forth in the Final Closing Statement.

ARTICLE III

CLOSING; ASSIGNMENT

SECTION 3.1. The Closing. (a) The closing (the “Closing”) of the purchase and sale of the Acquired Assets and assumption of the Assumed Liabilities hereunder

(collectively, the “Purchase and Assumption”) shall, subject to Section 10.5, take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, on the second Business Day after the last of the conditions set forth in Sections 7.1, 7.2 and 7.3 (other than conditions relating solely to the delivery of documents to be dated the Closing Date) has been satisfied or waived in accordance with the terms of this Agreement or at such other date or location as the parties hereto jointly designate in writing (the “Closing Date”).

(b) At the Closing, the Purchaser and Purchaser Parent shall, and the Parent shall and shall cause the Sellers and the Trustee to, deliver or cause to be delivered to each other instruments of sale, assignment, transfer, amendment and conveyance of the Acquired Assets and the Assumed Liabilities, respectively, in substantially the forms set forth in Annexes C and D, as appropriate, appropriately executed by the Sellers, the Trustee, the Purchaser and the Purchaser Parent.

(c) At the Closing, the Purchaser shall pay the Estimated Purchase Price by wire transfer of immediately available funds (in U.S. dollars) prior to 11:00 a.m. Eastern time on the Closing Date to an account or accounts specified by the Parent at least one Business Day prior to the Closing Date.

(d) In the event that the Closing occurs after the Merger Closing, the Purchaser shall pay the Estimated Purchase Price by wire transfer of immediately available funds (in U.S. dollars) prior to 11:00 am Eastern time on the Closing Date to the Escrow Agent. Upon receipt by the Escrow Agent of a certificate from the Parent to the effect that the Estimated Purchase Price, together with any additional funds made available by the Parent or its Affiliates at Closing, is sufficient to cause Sections 7.2(f) and (g) to be satisfied upon release of all or a portion of the Estimated Purchase Price to the Parent or a third party designated by the Parent, including to any lender or agent acting on behalf of the lenders under the terms of any Merger Financing Arrangement, the Escrow Agent shall release the Estimated Purchase Price to the Parent and/or such third party designated by the Parent.

ARTICLE IV

REPRESENTATIONS OF THE PARTIES

SECTION 4.1. Representations of the Parent. Except as Previously Disclosed, the Parent represents to the Purchaser as follows:

(a) Existence and Authority. Each Seller is duly organized and validly existing under its jurisdiction of organization. Each Seller has the requisite power and authority to own the Acquired Assets and to carry on the Business as currently conducted, and is duly qualified to do business in each jurisdiction where the ownership or operation of the Acquired Assets or the conduct of the Business requires such qualification, except for any failure to have such authority or be so qualified that would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers.

(b) Authorization and Validity. Each Seller has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement (if applicable) and each of the Ancillary Agreements to which it is a party. Each of this

Agreement and each Ancillary Agreement has been duly authorized by each Seller party thereto by all necessary corporate action. This Agreement has been duly executed and delivered by each Seller party hereto and each Ancillary Agreement has been, or shall have been at the Closing Date, duly executed and delivered by each Seller party thereto. Assuming that this Agreement has been, and that the Ancillary Agreements have been or shall be on or prior to the Closing Date duly authorized, executed and delivered by the Purchaser, this Agreement is, and the Ancillary Agreements are or shall be at the Closing Date, the legal, valid and binding obligations of the Sellers party hereto and thereto, enforceable against such Sellers in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles.

(c) Governmental and Third-Party Consents. No notices, reports or other filings are required to be made by the Sellers with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Sellers from, any Governmental Authority or any other third party in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements by the Sellers or the consummation by them of the transactions contemplated by this Agreement or the Ancillary Agreements, except for the Requisite Regulatory Approvals and the other Previously Disclosed regulatory and third party approvals and for such other notices, reports, filings, consents, registrations, approvals, permits or authorizations the failure to obtain which would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers.

(d) No Conflicts. The execution, delivery and performance by the applicable Sellers of this Agreement and the Ancillary Agreements do not, and (subject to obtaining the Requisite Regulatory Approvals and other Previously Disclosed governmental and third-party consents, registrations, approvals, permits and authorizations referred to in Section 4.1(c)) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not:

(1) breach or violate the Constituent Documents of the Sellers;

(2) breach or violate any Requirement of Law or Applicable Order applicable to the Sellers;

(3) breach, violate or result in a default under the terms, conditions or provisions of any Contract of any of the Sellers, or give any third party the right to terminate or cancel any right of any of the Sellers under any Contract of such Seller, or accelerate the performance of its obligations thereunder, in each case where such Contract relates to the Business or is binding upon the Acquired Assets; or

(4) result in the creation of any Lien on any Acquired Asset other than a Permissible Lien (with or without the giving of notice or the lapse of time, or both);

except in each case described in clause (2), (3) or (4), for any breach, violation, default, termination, cancellation, acceleration or Lien that would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers.

(e) Absence of Certain Changes. Since January 29, 2005, the Business has been conducted in the ordinary course and there has not been any change in the financial condition or results of operations of the Business that has had or would reasonably be expected to have a Material Adverse Effect on the Business or the Sellers.

(f) Title to Properties; Encumbrances. A Seller has good title to or a valid leasehold interest in, or is licensed or otherwise entitled to use, all of the Acquired Assets (other than the Accounts, to which Section 4.1(j) is applicable), free and clear of all Liens other than Permissible Liens.

(g) Litigation. There are no actions, suits, proceedings or claims pending in arbitration or before any Governmental Authority, against the Sellers in connection with the Business or any Acquired Asset, or to the Sellers’ Knowledge, threatened against any of the Sellers with respect to the Business or Acquired Assets, in each case that would reasonably be expected to have a Material Adverse Effect on the Business or the Sellers.

(h) Books and Records. All Books and Records of the Sellers have been maintained accurately and in accordance with all Requirements of Law applicable to the Sellers and the Business, except for any instances of inaccuracy or noncompliance that would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers.

(i) Compliance with Laws. Except to the extent that any of the following would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers, the Sellers are in compliance with all Requirements of Law relating to the Business and the Acquired Assets.

(j) Accounts. Except to the extent that any of the following would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers:

(1) A Seller is the sole owner of and has good title to the Accounts, the Gross Receivables and the Securitization Assets (subject in each case to Permissible Liens). This Agreement shall, following the Closing Date, and subject to the filing of appropriate financing statements and all required continuations, amendments and replacements thereof, vest in the Purchaser all right, title and interest of the Sellers in and to the Accounts, the Gross Receivables and the Securitization Assets, free and clear of all Liens, other than Permissible Liens.

(2) Each Account Agreement (other than any Account Agreement with respect to any Charged Off Account) is a valid and legally binding obligation of each obligor thereunder, including any cosigner, guarantor or surety, and is enforceable against such obligors in accordance with its terms, subject to (i) possible claims and defenses on disputed card transactions asserted by a

Cardholder, (ii) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally and the effect of general equitable principles, and (iii) the Servicemembers Relief Act.

(3) From July 31, 2004 through the date of this Agreement, the Sellers have not effected any change in operating policies and procedures of the Business relating to the origination or maintenance of, and collection policies with respect to, the Accounts.

(4) the Sellers are in compliance with the applicable Account Agreements.

(5) All Account applications have been taken and evaluated and applicants notified in a manner that complied in all material respects with all applicable Requirements of Law.

(6) All Accounts have been originated, maintained and serviced in all material respects in compliance with all applicable Requirements of Law.

(7) All disclosures that were required under applicable Requirements of Law to be made in connection with the Accounts have been made in compliance in all material respects with all such applicable Requirements of Law.

(k) Securitization. Except to the extent that any of the following would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers:

(1) the Pooling and Servicing Agreement is not required to be qualified under the Trust Indenture Act of 1939, as amended;

(2) the Master Trust is not required to be registered as an investment company under the Investment Company Act of 1940, as amended;

(3) NFC is the sole owner of the Seller Interest under the Securitization Documents and the other certificates issued pursuant thereto set forth in Schedule B;

(4) as of the date hereof, the listing of the Securitization Documents set forth in Schedule B is a true, accurate and complete list of the Contracts to which any of the Sellers is a party relating to the Master Trusts and all such Contracts have been made available to Purchaser;

(5) (A) from July 21, 2000 to the date hereof, no interests in the Master Trust have been issued, and as of the date hereof the only outstanding series of investor certificates is the Series 2000-1 and (B) except for the Series 2000-1 and any New Securitization Assets issued after the date hereof, no interests in the Master Trust will be outstanding at the time of Closing; and

(6) each Securitization Document is a valid, legally binding agreement of the Seller or Subsidiary thereof that is party thereto and each such Seller and Subsidiary and, to the Sellers’ Knowledge, each other party thereto, is in compliance in all material respects with its obligations thereunder.

(l) Investor Certificates. All of the outstanding investor certificates issued to any Person other than Sellers or any of their Affiliates are properly characterized as indebtedness for federal income tax purposes.

(m) Required Amendments and Confirmations. The Required Amendments and Confirmations, insofar as they relate to the Pooling and Servicing Agreement, do not adversely affect in any material respect the interests of any Class of Investor Certificateholder of the Series 2000-1 certificates that has not consented thereto in accordance with the provisions of Section 13.01(b) thereof.

(n) Merger Financing. Any Merger Financing Arrangement related to the Acquired Assets will not result in a default in any material respect under the Securitization Documents.

(o) Servicing Qualifications. The Parent is or will be at the Closing Date licensed and qualified in all jurisdictions necessary to conduct the servicing activities with respect to the Accounts in which it is engaged in accordance with all applicable Requirements of Law, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Business or the Sellers.

(p) Taxes. The Sellers have filed all material Tax Returns that they were required to file on or before the date of this Agreement (taking into account all applicable extensions) with respect to the Business, the Acquired Assets, the Assumed Liabilities and the Master Trust and have paid all Taxes shown thereon as due and owing, the non-payment of which would result in a Lien on any of the Acquired Assets.

(q) No Brokers or Finders. The Assumed Liabilities do not include any liability incurred by the Sellers or any of their Affiliates for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby or by the Ancillary Agreements.

(r) Accuracy of Information. The Master File information previously delivered to the Purchaser prior to the date hereof was accurate in all material respects as of the date thereof, and the information contained in the Master File to be conveyed as part of the Acquired Assets will be complete and accurate in all material respects as of the Cut-Off Time.

SECTION 4.2. Representations of the Purchaser. Except as Previously Disclosed, the Purchaser represents to the Sellers as follows:

(a) Existence and Authority. The Purchaser is a validly existing national credit card bank, duly organized and in good standing under the laws of the United States, and has the corporate power and authority to carry on its business as now conducted and to acquire and operate the Business as currently conducted or as proposed to be conducted. The Purchaser Parent is a corporation, duly organized and validly existing under the laws of Delaware.

(b) Authorization and Validity. The Purchaser and the Purchaser Parent each has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. This Agreement and each Ancillary Agreement have been duly authorized by the Purchaser by all necessary corporate action. This Agreement has been duly authorized by Purchaser Parent by all necessary corporate action. This Agreement has been duly executed and delivered by the Purchaser and the Purchaser Parent and each Ancillary Agreement has been or shall have been, at the Closing Date, duly executed and delivered by the Purchaser. Assuming that this Agreement has been, and the Ancillary Agreements have been or will be on or prior to the Closing Date, duly authorized, executed and delivered by the Sellers party thereto, this Agreement is, and the Ancillary Agreements shall be at the Closing Date, the legal, valid and binding obligations of the Purchaser and, to the extent it is a party thereto, the Purchaser Parent, enforceable against the Purchaser and, to the extent it is a party thereto, the Purchaser Parent, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles.

(c) Governmental and Third-Party Consents. No notices, reports or other filings are required to be made by the Purchaser or the Purchaser Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by either of them from, any Governmental Authority or any other third party in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser and the Purchaser Parent, as applicable or the consummation by the Purchaser and the Purchaser Parent, as applicable of the transactions contemplated by this Agreement or the Ancillary Agreements, except for the Requisite Regulatory Approvals and for such other notices, reports, filings, consents, registrations, approvals, permits or authorizations the failure to obtain which would not reasonably be expected to have a Material Adverse Effect on the Purchaser or on the Business following the Closing Date. The Purchaser and the Purchaser Parent have no reason to believe that they will not be able to obtain the Requisite Regulatory Approvals on a timely basis.

(d) No Conflicts. The execution, delivery and performance by the Purchaser and the Purchaser Parent of this Agreement and the Ancillary Agreements do not, and (subject to obtaining the Previously Disclosed governmental and third-party consents, registrations, approvals, permits and authorizations referred to in Section 4.2(c)) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not:

(1) breach or violate the Purchaser’s or the Purchaser Parent’s Constituent Documents;

(2) breach or violate any Requirement of Law or Applicable Order applicable to the Purchaser or the Purchaser Parent;

(3) breach, violate or result in a default under the terms, conditions or provisions of any Contract of the Purchaser or the Purchaser Parent, or give any third party the right to terminate or cancel any right of the Purchaser or the Purchaser Parent under any such Contract, or accelerate the performance of its obligation thereunder; or

(4) result in the creation of any Lien on the properties or assets of the Purchaser or the Purchaser Parent, other than Permissible Liens;

except in each case described in clause (2), (3) or (4), for any breach, violation, default, termination, cancellation, acceleration or Lien that would not reasonably be expected to have a Material Adverse Effect on the Purchaser or on the Business following the Closing Date.

(e) Absence of Certain Changes. Since December 31, 2004, there has not been any change in the financial condition or results of operations of the Purchaser or the Purchaser Parent that has had or would reasonably be expected to have a Material Adverse Effect on the Purchaser or on the Business following the Closing Date.

(f) Compliance with Laws.

(1) Except to the extent that any of the following would not reasonably be expected to have a Material Adverse Effect on the Purchaser or the Business after the Closing Date,

(A)      the Purchaser is in compliance with all Requirements of Law relating to its credit card business; and

(B)        neither the Purchaser nor any of its Affiliates is subject to any capital plan or supervisory agreement, cease-and-desist or similar order or directive or memorandum of understanding between it and any Governmental Authority or issued by any Governmental Authority, nor has any of them adopted any board resolutions at the request of any Governmental Authority.

(2) Neither the Purchaser nor any of its Affiliates is subject to any order, directive or restriction of any kind issued by any Governmental Authority that restricts in any respect its operation of its credit card business; and Purchaser is not aware of any fact or circumstance that would in any way delay or impede its ability to (A) consummate the transactions contemplated hereby and by the Program Agreement or (B) timely perform all of its obligations hereunder and thereunder.

(g) Servicing Qualifications. The Purchaser is, and as of the Closing Date shall be, licensed and qualified in all jurisdictions necessary to service the Accounts in accordance with all applicable Requirements of Law, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Purchaser or the Business or on the ability of the Purchaser to perform its duties as servicer under the Pooling and Servicing Agreement following the Closing Date.

(h) Financing. The Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Estimated Purchase Price as required by Section 3.1(c) and to timely pay any other amounts to be paid by it under this Agreement.

(i) Litigation. There are no actions, suits, proceedings or claims pending, in arbitration or before any Governmental Authority, against the Purchaser Parent or Purchaser or any of their assets that would be reasonably expected to have a Material Adverse Effect with respect to the Purchaser or on the Business following the Closing Date.

(j) No Brokers or Finders. Any liability incurred by the Purchaser or its Affiliates for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby or by the Ancillary Agreements shall be borne by the Purchaser.

(k) Restricted Securities. The Purchaser understands that certain of the Certificates (as defined in the Pooling and Servicing Agreement) are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to such laws, the Purchaser or the Purchaser’s Designee must hold those securities indefinitely unless they are registered with the SEC and qualified by applicable state Governmental Authorities or an exemption from such registration and qualification is available.

SECTION 4.3. No Other Representations or Warranties; No Recourse. Except as expressly set forth in this Article IV, neither the Sellers nor the Purchaser have made or make any other express or implied representations, or any express or implied warranty, either written or oral, with respect to the Acquired Assets, the Assumed Liabilities, the Sellers, the Business or the Purchaser, respectively, or as to any other matter whatsoever. Except as otherwise expressly provided herein or in any Ancillary Agreement, the sale of the Acquired Assets is without recourse of any kind to the Parent or its Affiliates.

ARTICLE V

COVENANTS

SECTION 5.1. Conduct of Business. (a) Except as otherwise contemplated hereby or by the Ancillary Agreements, and except for transactions in the ordinary course of business, until the Closing Date, the Parent and BG shall use their respective commercially reasonable efforts to (and to cause NFC to) preserve intact the business organizations and relationships with third parties relating to the Business, to keep available the services of required employees of the Business and to preserve beneficial relationships with customers in connection with the Business, following substantially the same material practices and standards, including collection practices and accounting practices for charge-offs and reserves, as in effect on the date of this Agreement.

(b) Except as otherwise contemplated hereby or by the Ancillary Agreements, and except for transactions in the ordinary course of business, until the Closing Date, the Purchaser shall use its commercially reasonable efforts to preserve intact the business organizations and relationships with third parties relating to its credit card business, to keep available the services of required employees of its credit card business and to preserve beneficial relationships with customers in connection with its credit card business, following substantially the same material practices and standards, as in effect on the date of this Agreement.

SECTION 5.2. Certain Changes. (a) (a) Without limiting Section 5.1, and except as otherwise contemplated hereby or by the Ancillary Agreements or as required by applicable Requirements of Law, from the date of this Agreement until the Closing Date, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed), the Parent and BG shall not (and shall cause NFC not to):

(1) amend any of the Securitization Documents, except any amendments in connection with any Merger Financing Arrangement that would not impair Sellers’ ability to satisfy the closing condition set forth in Section 7.2(f) or 7.2(g);

(2) change in any material respect its credit and underwriting, risk management, posting, collection or operating policies and procedures with respect to the Business;

(3) sell, lease, dispose of or otherwise incur any Lien on any of the Acquired Assets, except (1) in the ordinary course of business and in transactions that individually or in the aggregate with all such other dispositions would not have a Material Adverse Effect on the Sellers or the Business, (2) in connection with securitizations of receivables arising under the Accounts (provided that the benefits thereof are transferable to the Purchaser at the Closing), (3) pursuant to the terms of Contracts or commitments existing as of the date of this Agreement and Previously Disclosed, (4) as otherwise Previously Disclosed, (5) Permissible Liens or (6) dispositions to a New Seller (which New Seller shall become obligated to sell such assets to the Purchaser in accordance with the terms hereof) in connection with any Merger Financing Arrangement; or

(4) agree with any Person or otherwise commit themselves to do any of the foregoing.

(b) The Purchaser acknowledges that the Parent is party to the Merger Agreement and that pursuant thereto the Parent is obligated to use its reasonable best efforts to facilitate the Merger Financing Arrangement and the Merger Closing.

SECTION 5.3. Access and Confidentiality.

(a) Until the Closing Date, upon reasonable prior notice and subject to applicable laws relating to the exchange of information, the Parent and BG shall permit (and shall cause NFC to permit) the Purchaser and its authorized representatives to have reasonable access, during regular business hours for purposes consistent with this Agreement, to the properties and financial Books and Records relating to the Business, to the extent that such access does not unduly interfere with the business of the Sellers; provided, that the Purchaser and such representatives comply with the confidentiality obligations contained herein and in the Confidentiality Agreement; and provided, further that the foregoing shall not (1) require the Sellers to permit any inspection, or to disclose any information, that in their reasonable judgment would result in the disclosure of any trade secrets of third parties or trade secrets of the Sellers or their Affiliates unrelated to the Business or violate any obligations of the Sellers to any third party with respect to confidentiality if the Sellers shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (2) require any disclosure by the Sellers that could, as a result of such disclosure, have the effect of causing the waiver of any attorney-client or other legal privilege.

(b) If this Agreement is terminated, the Purchaser, at its own expense, shall promptly deliver (without retaining any copies) to the applicable Seller or (at the Parent’s option) confirm in writing to the Sellers that it has completely destroyed, all information furnished to the Purchaser or its representatives by the Sellers or any of their agents, employees or representatives in connection with this Agreement, whether so obtained before or after the execution hereof, and all analyses, compilations, forecasts, studies or other documents prepared by the Purchaser or its representatives that contain or reflect any such information.

(c) In addition to the confidentiality arrangements contained herein, all information provided or obtained in connection with the transactions contemplated by this Agreement and by the Ancillary Agreements (including pursuant to clause (a) above) shall be held by the Purchaser in accordance with the Confidentiality Agreement, dated March 9, 2005, between the Purchaser and the Parent (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall govern.

(d) The Sellers shall be entitled to specific performance of the foregoing provisions of this Section 5.3 and the provisions of the Confidentiality Agreement, in addition to any other remedies that they may have at law or in equity.

SECTION 5.4. Reasonable Efforts; Other Filings. (a) Subject to the terms and conditions of this Agreement, the Purchaser shall, and shall cause its Subsidiaries to, and the Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Requirements of Law, so as to permit consummation of the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as reasonably practicable and shall cooperate fully with each other to that end.

(b) Without limiting Section 5.4(a), the Parent shall, and shall cause its Subsidiaries to, and the Purchaser Parent and the Purchaser shall, and shall cause their Subsidiaries to, use reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, including taking any action necessary to defend vigorously, lift, mitigate or rescind the effect of any litigation or administrative proceeding involving any Governmental Authority adversely affecting the transactions contemplated by this Agreement or the validity or enforceability of this Agreement, including promptly appealing any adverse court or administrative decision. The Parent and BG, on the one hand, and the Purchaser Parent and the Purchaser, on the other hand, shall consult with the other with respect to the obtaining of such permits, consents, approvals and authorizations and to keep the other apprised of the status thereof. Subject to appropriate confidentiality protections, the parties to this Agreement shall each furnish to the others such necessary information and reasonable assistance as any of the parties may request in connection with the foregoing and shall each provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) and any Governmental Authority and any other information supplied by such party and such party’s Affiliates to a Governmental Authority in connection with this Agreement and the transactions contemplated hereby. Each party shall, subject to applicable law, permit counsel for the other party to review in advance any proposed written communication to any Governmental Authority.

(c) Without limiting the foregoing, the Purchaser shall use its reasonable best efforts to obtain the Requisite Regulatory Approvals in time to permit the Closing Date to occur on or before July 1, 2005 or, if the Closing Date has not then occurred, as promptly thereafter as reasonably practicable. The Purchaser further agrees, without any request or demand by the Sellers, to make all necessary filings related to the Requisite Regulatory Approvals no later than ten (10) Business Days from the execution and delivery of this Agreement and to pursue actively all such filings and pursue the receipt of each Requisite Regulatory Approval.

(d) The Purchaser agrees to take such actions with respect to the Securitization Assets and Securitization Documents prior to the Closing Date as the Parent, on behalf of the Sellers, may reasonably request, including those actions that are incident to the satisfaction of any applicable Rating Agency Condition in connection with the assumption by the Purchaser and the Purchaser’s designee of the roles of servicer and seller, respectively, thereunder.

(e) The Purchaser Parent and the Purchaser shall promptly notify the Sellers in writing, and the Parent, on behalf of the Sellers, shall promptly notify the Purchaser Parent and the Purchaser in writing, upon (i) becoming aware of any order or decree or any complaint seeking an order or decree restraining or enjoining the execution of this Agreement or the Ancillary Agreement or the consummation of the transactions contemplated hereunder and thereunder, or (ii) receiving any notice from any Governmental Authority of its intention to (A) institute a suit or proceeding to restrain or enjoin the execution of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereunder and thereunder, (B) nullify or render ineffective this Agreement or the Ancillary Agreements if such transactions are consummated, (C) fail to issue or give any of the Requisite Regulatory

Approvals or (D) otherwise materially restrict or impair such party’s ability to consummate the transactions contemplated by, and perform its obligations under, this Agreement and the Ancillary Agreements.

(f) The filing fees under the HSR Act or any other domestic or foreign antitrust merger control laws shall be borne by Purchaser.

SECTION 5.5. Additional Instruments; Cooperation. At the reasonable request of the Parent, on the one hand, or the Purchaser, on the other hand, at or after the Closing, the other parties shall promptly execute and deliver, or cause to be executed and delivered, to the requesting party such assignments, bills of sale, assumption agreements, consents and other similar instruments in addition to those required by this Agreement, in form and substance reasonably satisfactory to the requesting party, as may be reasonably necessary to carry out or implement any provision of this Agreement or any Ancillary Agreement or to make effective the Purchase and Assumption. The Parent agrees to cause any New Seller to comply with all obligations of the Sellers hereunder applicable to such New Seller and the Acquired Assets owned by such New Seller, as if such New Seller were a signatory to this Agreement.

SECTION 5.6. Non-Solicitation. The Purchaser shall continue to comply with the provisions of paragraph 7 of the Confidentiality Agreement during the two-year period following the Closing Date with respect to the Persons listed in Schedule C. The Sellers and their Affiliates shall be entitled to specific performance of such provisions in addition to any other remedies that they may have at law or in equity.

SECTION 5.7. Credit Card Marks; Branding. It is expressly agreed that, except for the limited license granted in the Program Agreement, the Purchaser Parent and the Purchaser are not purchasing or acquiring any right, title or interest in the name “Neiman Marcus”, “Bergdorf Goodman” or any variation thereof or any trademarks or service marks of the Sellers or their Affiliates that the Sellers have used prior to the date of this Agreement (or shall use or own thereafter) in connection with the Accounts or the Business (collectively, the “Credit Card Marks”). The Purchaser Parent and the Purchaser acknowledge that the Sellers or their Affiliates own the Credit Card Marks and goodwill related thereto and symbolized thereby.

SECTION 5.8. Communications with Cardholders. From and after the date of this Agreement and until the Closing, except as otherwise expressly contemplated by the Program Agreement, the Purchaser and its Affiliates shall not communicate with the Cardholders (whether by mail, by telephone or otherwise) other than Cardholders who are customers of Purchaser or its Affiliates prior to the Closing without the prior written consent of the Sellers.

SECTION 5.9. Post-Closing Access. The Purchaser shall upon reasonable notice afford to the Sellers, their Affiliates and their representatives reasonable access (including the right to copy), without charge, during normal business hours, to the Acquired Assets, the Books and Records relating thereto, any employee and any third party who maintains or controls any of the foregoing for the Purchaser or its Subsidiaries, all as may be reasonably requested by the Parent or any of its Affiliates in order to enable the Sellers to (i) prepare the Final Closing Statement and participate in the resolution of any disputes relating thereto; (ii) permit the performance of any covenants required to be performed under this Agreement and the Ancillary

Agreements after the Closing Date by the Sellers; (iii) permit the preparation of any Tax Return or other document required to be filed with any Governmental Authority; (iv) respond to any proceeding or to any claim made, or to any request for information, by any Governmental Authority or any other Person, including any Cardholder with respect to matters that may constitute Excluded Liabilities; and (v) permit the processing of or response to any claim made under this Agreement or the Ancillary Agreements, and the Purchaser shall reasonably cooperate with the Sellers, if requested, in connection with the foregoing. Without limiting the foregoing, it is acknowledged and agreed that, in connection with the performance by the Parent of its servicing obligations with respect to the Accounts following the Closing Date pursuant to the Servicing Agreement, the Books and Records shall be maintained and utilized by the Parent and its Affiliates in such capacity and shall not be physically delivered to a new location at the Closing.

SECTION 5.10. Cooperation in Litigation. (a) The parties hereto shall cooperate, to the extent reasonably requested by any other party, in the handling and disposition of any claim, action, suit, arbitration, proceeding, investigation or regulatory inquiry (“Actions”), whether or not listed on the Disclosure Schedules and whether or not pending or threatened prior to the Closing, that arise out of or are related to any event or occurrence with respect to the Business prior to the Closing; provided, however, that the party ultimately responsible for discharging such Action shall have the authority to take such actions as it deems necessary or advisable, in its sole discretion, to discharge such Action, subject, however, to the provisions of this Agreement.

(b) The Sellers shall be entitled to keep copies of all litigation filings, correspondence, Books and Records and other documentation of any kind that the Sellers reasonably determine are necessary or desirable in connection with the handling and disposition of the Actions by the Sellers and their Affiliates.

SECTION 5.11. Preservation of and Access to Books and Records. The Purchaser shall preserve and keep all Books and Records of the Business and all information relating to the accounting, business, financial and Tax affairs of the Business that are in existence on the Closing Date or that come into existence after the Closing Date but relate to the Business prior to the Closing Date for a period of seven (7) years thereafter, or for any longer period (i) as may be required by any federal, state, local or foreign governmental body or agency, (ii) as may be reasonably necessary with respect to the prosecution or defense of any audit or other Action that is then pending or threatened, or (iii) that is equivalent to the period established by any applicable statute of limitations (or any extension or waiver thereof) with respect to matters pertaining to Taxes. For a period of four (4) years following the seven (7) year period specified above, if the Purchaser wishes to destroy such records, the Purchaser shall first provide the Sellers the opportunity to take possession of the same (at the Sellers’ cost and expense).

SECTION 5.12. Bulk Sales Law. The Purchaser Parent and the Purchaser hereby acknowledge that the Sellers do not intend to comply with the provisions of any applicable bulk sales law (including the Uniform Commercial Code Bulk Transfer provisions)in connection with the transactions contemplated hereby.

SECTION 5.13. NFC. The Parent shall take all lawful actions to cause NFC to comply with all agreements and covenants applicable to it under this Agreement.

SECTION 5.14. Allocation of the Purchase Price. (a) The Purchase Price (including the Assumed Liabilities) shall be allocated among the Acquired Assets as set forth on Schedule D (the “Allocation Statement”) and which shall be modified appropriately to take into account subsequent adjustments or additional payments which are properly treated as purchase price for U.S. federal income Tax purposes.

(b) The Purchaser Parent, the Purchaser and the Parent shall (and in the case of the Parent, shall cause the Sellers to) report the allocation of the total consideration among the Acquired Assets in a manner consistent with the Allocation Statement and shall act in accordance with the Allocation Statement in the preparation and filing of all Tax Returns (including filing Form 8594 with their respective Federal income tax returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Treasury regulations, the Internal Revenue Service or any applicable state or local taxing authority) and in the course of any Tax audit, Tax review or Tax litigation relating thereto; provided, however, that in the event that any Governmental Authority challenges any position taken by the Purchaser Parent, the Purchaser or the Sellers, such party may settle or litigate such challenge without the consent of, or liability to, the other parties. In the event that any party takes a position inconsistent with the Allocation Statement, such party shall notify the other parties of such position.

(c) The parties to this Agreement shall promptly inform the other parties of any challenge by any Governmental Authority to any allocation made pursuant to this Section 5.14 and shall consult with and keep each other informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

SECTION 5.15. New Securitization Opinions. Any opinions of Sellers’ counsel issued in connection with the issuance of New Securitization Assets shall be addressed to the Purchaser.

ARTICLE VI

TAX MATTERS

SECTION 6.1. Taxes. (a) Sellers shall be liable for and pay (i) any Taxes related to the Business, the Acquired Assets, the Assumed Liabilities or the Master Trust that accrue or otherwise relate to any taxable year or period (or portion thereof) ending or deemed to end on or prior to the Closing Date and (ii) any Taxes imposed upon the Sellers or their Subsidiaries and Affiliates as a result of the sale of the Acquired Assets to the Purchaser; provided, however, that the Sellers shall not be liable for any Taxes (I) imposed directly or indirectly upon the Sellers resulting from any action taken after the Closing by the Purchaser or the Purchaser Parent (other than the transactions contemplated hereunder), any of their Affiliates, or any transferee of the Purchaser, the Purchaser Parent or their Affiliates (a “Buyer Tax Act”) or (II) legal fees or expenses incurred in connection with such Buyer Tax Act.

(b) The Purchaser shall be liable for and pay any Taxes related to (i) the Business, the Acquired Assets, the Assumed Liabilities or the Master Trust that accrue or otherwise relate to any taxable year or period (or portion thereof) ending or deemed to end after the Closing Date, except for Taxes imposed upon the Sellers or their Subsidiaries and Affiliates as a result of the sale of the Acquired Asset to the Purchaser and (ii) a Buyer Tax Act.

(c) For purposes of this Section 6.1, Taxes attributable to a portion of a taxable year or period shall be determined on a “closing of the books” basis as of the Closing Date, except that Taxes, if any, imposed on a periodic basis (such as property Taxes) shall be allocated on a daily basis.

(d) The parties hereto shall furnish or cause to be furnished to each other, promptly upon reasonable request, any information and reasonable assistance relating to the Acquired Assets and the Business as the requesting party deems reasonably necessary in connection with the filing of any Tax Returns, the preparation for any audit by any Taxing authority, the response to any inquiry by a Tax authority, the mailing or filing of any notice and the prosecution or defense of any claim, suit or proceeding relating to any Tax Returns or any other filing required to be made with any Tax authority or any other matter related to Taxes.

(e) Notwithstanding anything in this Agreement to the contrary, all Tax Returns filed by the Sellers for periods ending on or before the Closing Date shall remain the property of the Sellers. The Purchaser shall be given access to Tax Returns as deemed reasonably necessary.

(f) Notwithstanding the provisions of Section 6.1(a), all excise, sales, use, transfer, documentary, stamp or similar Taxes that are payable or that arise as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and any recording or filing fees with respect thereto shall be borne by the Purchaser. Such Taxes shall not be considered Excluded Liabilities.

(g) The Purchaser and the Purchaser Parent shall, if the Parent, on behalf of the Sellers, so requests and at the Sellers’ expense (for reasonable out-of-pocket costs and expenses), cooperate with the Sellers to file for and obtain any Tax refund or credit related to the Business or the Acquired Assets that relates to any period prior to the Closing Date. If the Purchaser or the Purchaser Parent at any time receives a Tax refund or credit related to the Business or the Acquired Assets that relates to any period prior to the Closing Date, it shall promptly pay over such refund or the amount of such credit to the Sellers.

(h) The Sellers shall be responsible for any applicable 2005 federal or state information reporting for events or payments occurring with respect to the Acquired Assets for the period beginning on January 1, 2005 and ending on the Closing Date. The Purchaser shall be responsible for any applicable 2005 federal or state information reporting for events or payments occurring with respect to the Acquired Assets occurring subsequent to the Closing Date.

ARTICLE VII

CONDITIONS

SECTION 7.1. Conditions to Each Party’s Obligations to Effect the Purchase and Assumption. The respective obligations of the Sellers and the Purchaser to effect the Purchase and Assumption are subject to the fulfillment or written waiver, at or prior to the Closing Date, of the following conditions:

(a) Governmental and Regulatory Approvals. All of the Requisite Regulatory Approvals shall have been obtained or made and shall be in full force and effect and all waiting periods required by law (including under the HSR Act) shall have expired or been terminated, and all other approvals or authorizations of, filings and registrations with, and notifications to, all Governmental Authorities required to effect the Purchase and Assumption shall have been obtained or made and shall be in full force and effect, except to the extent that the failure to obtain such an approval or authorization (other than a Requisite Regulatory Approval) would not reasonably be expected to have a Material Adverse Effect on the Business or on the Sellers or the Purchaser.

(b) Third Party Consents. The consents and approvals of the Persons set forth in Schedule E shall have been obtained and shall be in full force and effect, except to the extent that the failure to obtain such a consent or approval would not reasonably be expected to have a Material Adverse Effect on the Business or the Securitization Assets.

(c) No Injunction or Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, by-law, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits or makes illegal consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

(d) Program Agreement. The Program Agreement shall have been duly executed and delivered by the other party thereto and shall not have been terminated and shall be in full force and effect.

(e) Instrument of Assignment and Assumption. The Instrument of Assignment and Assumption shall have been duly executed and delivered by the parties thereto.

(f) Financing Statements. Sellers shall have executed and delivered UCC-1 financing statements to be filed in the Offices of the Secretaries of State of the states of Delaware and New York and any other state necessary to perfect the sale of the Gross Receivables purchased pursuant to the Purchase and Assumption.

(g) Securitization Transfer Agreement. The Securitization Transfer Agreement shall have been duly executed and delivered by the parties thereto and all of the conditions to the effectiveness of the assignment and assumption shall have been satisfied or, where permissible, waived prior to or concurrently with the Closing Date.

(h) Required Amendments and Confirmations. The Required Amendments and Confirmations shall have been obtained and shall have become effective in accordance with their terms.

(i) Servicing Agreement. The Servicing Agreement shall have been duly executed and delivered by the other party thereto.

SECTION 7.2. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to effect the Purchase and Assumption are subject to the fulfillment or waiver by it in writing, at or prior to the Closing Date, of the following additional conditions:

(a) Performance of Obligations. The Sellers shall have performed in all material respects all their covenants and agreements set forth in this Agreement to the extent required to be performed at or prior to the Closing Date.

(b) Representations. The representations of the Parent set forth in this Agreement shall be true and correct as of (1) the date of this Agreement and (2) the Closing Date (except that representations that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), except to the extent that any failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect on the Business or on the Sellers.

(c) Certificate. The Purchaser shall have received a certificate signed on the Sellers’ behalf by an executive officer of the Parent, dated the Closing Date, to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(f) have been satisfied.

(d) Tax Opinion. The Purchaser shall have received copies of any Tax Opinions of Sellers’ Securitization Counsel required by the Securitization Documents in order to consummate the transactions contemplated hereby.

(e) Securitization Opinion. Any opinions of Sellers’ counsel required in connection with the assumption of the roles of seller and servicer under the Master Trust in order to consummate the transactions contemplated hereby shall be addressed to the Purchaser and the Purchaser Parent.

(f) Release of Merger Financing Liens. Any Liens on the Acquired Assets incurred pursuant to any Merger Financing Arrangement shall have been released at or prior to the Closing.

(g) Termination of New Securitization Assets. All indebtedness secured by series of certificates constituting New Securitization Assets shall have been repaid concurrently with the Closing and, upon the request of Purchaser, all such series of certificates constituting New Securitization Assets shall have been terminated and cancelled concurrently with the Closing.

SECTION 7.3. Conditions to Obligations of the Sellers. The obligations of the Sellers to effect the Purchase and Assumption are subject to the fulfillment or waiver by them in writing, at or prior to the Closing Date, of the following additional conditions:

(a) Performance. The Purchaser shall have performed in all material respects all its covenants and agreements set forth in this Agreement to the extent required at or prior to the Closing Date.

(b) Representations. The representations of the Purchaser set forth in this Agreement shall be true and correct as of (1) the date of this Agreement and (2) the Closing Date (except that any representations that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), except to the extent that any failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect on the Business following the Closing Date or on the Purchaser.

(c) Certificate. The Sellers shall have received a certificate signed on the Purchaser’s behalf by an executive officer of the Purchaser, dated the Closing Date, to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) Securitization Opinion. The Sellers shall have received copies of any opinions of Purchaser’s counsel required by the Securitization Documents, rating agencies or trustee in connection with the assumption of the roles of seller and servicer under the Master Trust in order to consummate the transactions contemplated hereby.

(e) Purchaser Parent Guarantee. The Purchaser Parent Guarantee shall have been duly executed and delivered by the Purchaser Parent.

SECTION 7.4. Opinion. For the avoidance of doubt, the opinions required by the Securitization Documents, rating agencies or trustee in connection with the assumption of the roles of transferor and servicer under the Master Trust in order to consummate the Securitization Assignment and Assumption and satisfy the conditions set forth in Sections 7.2 and 7.3 shall be allocated between the Sellers and Purchaser as provided in this Section 7.4. Sellers shall, or shall cause their counsel to, provide (i) the no material adverse affect opinion under Section 13.01(b) of the Pooling and Servicing Agreement in relation to the Required Amendments and Confirmations insofar as such amendments relate to the Pooling and Servicing Agreement and (ii) the condition precedent opinion required by Section 9.5(b) of each of the Receivables Purchase Agreements, dated as of March 1, 1995, as amended and restated as of July 2, 2000, by and between the Parent and NFC and BG and NFC, respectively. The Purchaser shall, or shall cause its counsel to, provide (i) opinions covering enforceability of any Securitization Documents assumed by the Purchaser or its Affiliates, (ii) opinions relating to true sale and non-consolidation related to the transactions under the Securitization Documents following the Securitization Assignment and Assumption and (iii) any other opinions that are customarily given by the Purchaser or its Affiliates in connection with their respective securitizations.

ARTICLE VIII

TERMINATION

SECTION 8.1. Termination. This Agreement may be terminated at any time before the Closing Date only:

(a) by the written consent of the parties hereto;

(b) by either the Purchaser or the Parent, if any Requisite Regulatory Approval or any other approval of a Governmental Authority, the lack of which would result in the failure to satisfy the condition set forth in Section 7.1(a) has been denied by the applicable Governmental Authority and such denial has become final and nonappealable;

(c) by either the Purchaser or the Parent, if (i) any permanent injunction or action by any Governmental Authority of competent jurisdiction prohibiting consummation of the transactions contemplated by this Agreement or the Ancillary Agreements becomes final and nonappealable; (ii) any law or regulation makes consummation of the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise prohibited; or (iii) consummation of the transactions contemplated by this Agreement or the Ancillary Agreements would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

(d) by either the Purchaser or the Parent if the Purchase and Assumption is not consummated by August 31, 2005; provided, however, that neither the Purchaser nor the Parent may terminate this Agreement pursuant to this Section 8.1(d) if such party’s breach of any representation, warranty or covenant contained herein has been the cause of or resulted in the failure to consummate such transactions by such date; or

(e) by either the Purchaser or the Parent, in the event of a breach or default in the performance by the other party of any representation, warranty, covenant or agreement of such other party, which breach or default (i) would, individually or in the aggregate with all other uncured breaches and defaults of such other party, constitute grounds for the conditions set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as the case may be, not to be satisfied at the Closing Date and (ii) has not been, or cannot be, cured within thirty (30) days after written notice, describing such breach or default in reasonable detail, is given by the terminating party to the breaching or defaulting party.

SECTION 8.2. Effect of Termination. If this Agreement is terminated, it shall become void and of no further effect and no party hereto shall have any liability or further obligation to any other party to this Agreement, except that (a) the representations set forth in Sections 4.1(q) and 4.2(j) and the obligations set forth in Sections 5.3(b)-(d), this Section 8.2 and Article X (other than Section 10.9 thereof) shall continue to apply following any such termination and (b) termination of this Agreement shall not relieve any party of any liability arising out of or resulting from any knowing or willful breach of any covenant under, or for any fraudulent misrepresentation under, this Agreement by such party prior to such termination.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

SECTION 9.1. Survival. (a) The representations or warranties of the parties in this Agreement shall survive the Closing until the first anniversary of the Closing Date. Notwithstanding the foregoing, the representation and warranty in Section 4.1(l) shall survive the Closing and remain in effect until the expiration of the applicable statute of limitations.

(b) No agreement or covenant in this Agreement shall survive the Closing Date, other than the agreements and covenants set forth in Sections 2.4, 5.3, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12 and 5.14, Article VI, this Article IX and Article X.

(c) No claim for indemnification pursuant to this Article IX for breach of any representation, warranty or covenant may be brought after the date on which such representation, warranty or covenant no longer survives; provided, that if a written notice of a claim for indemnification is given to the indemnifying party in accordance with Section 9.4(a) prior to the termination of the applicable survival period, the indemnifying party’s obligation hereunder with respect to such indemnification claim shall survive until such claim has been finally resolved.

SECTION 9.2. Indemnification by the Parent. The Parent shall indemnify the Purchaser and its Affiliates against, and agree to hold each of them harmless from, any and all damage, loss, Liability or expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) (“Losses”) incurred or suffered by the Purchaser or any of its Affiliates because of (1) any breach of a representation or warranty of the Parent contained in Section 4.1 (provided, however, that for the purpose of this provision, with respect to any such representation or warranty (other than the representation and warranty contained in Section 4.1(e)) that contains a qualification or limitation by reference to a “Material Adverse Effect”, a breach of such representation or warranty shall be deemed to have occurred if there would have been a breach of such representation or warranty absent such qualification or limitation), (2) any material breach of an agreement or covenant made by the Parent in this Agreement, (3) any Excluded Liability, (4) any failure of the Parent, the Purchaser or any of their Affiliates to comply with any applicable “bulk sales” or similar Requirement of Law in connection with the consummation of the transactions contemplated hereby, (5) any failure by the Parent or any of its Affiliates or any of their respective agents, directors, officers or employees to comply with any federal, state or local law or regulation with respect to the Business at any time prior to the Closing, (6) any action, suit, proceeding or claim or other litigation, or any investigation by a Governmental Authority with respect to the Business involving the Parent or any of its Affiliates or any of their respective agents, directors, officers or employees arising out of any action or inaction with respect to the Business prior to the Closing, (7) the failure by the Parent or any of its Affiliates or any of their respective agents, directors, officers or employees to disclose Account Agreement terms to Cardholders at any time prior to the Closing, or (8) any false or misleading advertising or other misrepresentation by the Parent or any of its Affiliates or any of their respective agents, directors, officers or employees to Cardholders prior to the Closing. Notwithstanding the foregoing, the Purchaser and its Affiliates shall not be entitled to indemnity pursuant to clause (1) of this Section 9.2: (a) in respect of any individual set of claims, facts or occurrences or any series of related claims, facts or occurrences (each such individual set of claims, facts or occurrences, a “De Minimis Claim”) if the aggregate Losses in respect of such De Minimis Claim are less than the De Minimis Claim Amount; (b) for any Losses until the aggregate amount of all Losses incurred or suffered by the Purchaser or any of its Affiliates (excluding Losses related to all De Minimis Claims) exceeds the Deductible Amount, in which case the

Purchaser and its Affiliates shall be entitled to indemnification for the full amount of Losses in excess of the Deductible Amount; and (c) for Losses, in the aggregate, incurred or suffered by the Purchaser or any of its Affiliates in excess of the Indemnity Cap.

SECTION 9.3. Indemnification by the Purchaser. The Purchaser and the Purchaser Parent jointly and severally agree to indemnify each Seller and each of their respective Affiliates against, and agree to hold each of them harmless from, any and all Losses incurred or suffered by a Seller or any such Affiliate because of (1) any material breach of a representation or warranty of the Purchaser contained in Section 4.2 (provided, however, that for the purpose of this provision, with respect to any such representation or warranty (other than the representation and warranty contained in Section 4.2(e)) that contains a qualification or limitation by reference to a “Material Adverse Effect”, a breach of such representation or warranty shall be deemed to have occurred if there would have been a breach of such representation or warranty absent such qualification or limitation), (2) any material breach of an agreement or covenant made by the Purchaser in this Agreement, (3) any Assumed Liability, (4) the operation of the Business from and after the Closing, (5) the failure by the Purchaser or any of its Affiliates or any of their respective agents, directors, officers or employees to comply with any federal, state or local law or regulation with respect to the Business at any time from and after the Closing, (6) any action, suit, proceeding or claim or other litigation, or any investigation by a Governmental Authority with respect to the Business involving the Purchaser or any of its Affiliates or any of their respective agents, directors, officers or employees arising out of any action or inaction with respect to the Business from and after the Closing, (7) the failure by the Purchaser or any of its Affiliates or any of their respective agents, directors, officers or employees to disclose Account Agreement terms to Cardholders at any time from and after the Closing, or (8) any false or misleading advertising or other misrepresentation by the Purchaser or any of its Affiliates or any of their respective agents, directors, officers or employees to Cardholders from and after the Closing. Notwithstanding the foregoing, the Sellers and their Affiliates shall not be entitled to indemnity pursuant to clause (1) of this Section 9.3: (a) in respect of any De Minimis Claim; (b) for any Losses until the aggregate amount of all Losses incurred or suffered by the Sellers or any of their Affiliates (excluding Losses related to all De Minimis Claims) exceeds the Deductible Amount, in which case the Sellers and their Affiliates shall be entitled to indemnification for the full amount of Losses in excess of the Deductible Amount; and (c) for Losses, in the aggregate, incurred or suffered by the Sellers or their Affiliates in excess of the Indemnity Cap.

SECTION 9.4. Notice, Settlements and Other Matters. (a) A party seeking indemnification pursuant to Section 9.2 or 9.3 (an “Indemnified Party”) must give prompt written notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought hereunder specifying in reasonable detail the individual items of the Losses in respect of which indemnification is sought including the amount, the date each such item was paid, incurred or properly accrued, and the specific details of the breach of representation, warranty or covenant or other claim or matter to which such item is related. In the event that any third party claim is made against the Indemnified Party and the Indemnified Party notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party may elect at any time to negotiate a settlement or a compromise of such action or claim or to defend such action or claim, in each case at its sole cost and expense (subject to the limitations set forth in Section 9.2, if the Parent is the Indemnifying Party, or

Section 9.3, if the Purchaser is the Indemnifying Party) and with its own counsel. If, within thirty (30) days of receipt from an Indemnified Party of the notice referred to above the Indemnifying Party (i) advises the Indemnified Party in writing that it shall not elect to defend, settle or otherwise compromise or pay such action or claim or (ii) fails to make such an election in writing, the Indemnified Party may (subject to the Indemnifying Party’s continuing right of election in the preceding sentence), at its option, defend, settle, compromise or pay such action or claim; provided that any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. Unless and until the Indemnifying Party makes an election in accordance with this Section to defend, settle, compromise or pay such action or claim, all of the Indemnified Party’s reasonable costs arising out of the defense, settlement, compromise or payment thereof shall be Losses subject to indemnification by the Indemnifying Party (subject to the provisions and limitations of Sections 9.2 and 9.3, as applicable). Each Indemnified Party shall make available to the Indemnifying Party all information reasonably available to such Indemnified Party relating to such action or claim. If the Indemnifying Party elects to defend any such action or claim, the Indemnified Party may participate in such defense with counsel of its choice at the Indemnified Party’s sole cost and expense. If the Indemnifying Party elects to assume the defense of (or otherwise elects to negotiate, settle or compromise) any action or claim as described above, the Indemnified Party shall reimburse the Indemnifying Party for all costs and expenses incurred by the Indemnifying Party in connection with such defense to the extent such costs and expenses do not total an amount indemnifiable pursuant to Section 9.2 or Section 9.3, as applicable.

(b) The Indemnified Party shall have the right to reject any settlement approved by the Indemnifying Party if the Indemnified Party is not fully and unconditionally released from any liability resulting from that claim or is required to pay any costs, expenses or damages to any person as a result of the claim that are not covered by the indemnity provided herein. The Indemnified Party shall not have the right to settle any third party claim without the written consent of the Indemnifying Party if the Indemnifying Party is contesting such claim in good faith and has assumed the defense of such claim from the Indemnified Party or if the period for determining whether or not to assume the defense of such claim from the Indemnified Party has not expired.

(c) Without limitation of their respective rights and obligations as set forth elsewhere in this Article IX, and subject to the procedures for indemnification claims set forth in this Article IX, the Indemnified Party shall act in good faith, shall use commercially reasonable efforts to mitigate any Losses, shall use similar discretion in the use of personnel and the incurring of expenses as the Indemnified Party would use if it were engaged and acting entirely at its own cost and for its own account, and shall consult regularly with the Indemnifying Party with respect to all its matters of interest to the Indemnifying Party under this Article IX.

(d) All indemnity payments shall be treated as additional adjustments to the amount of the total consideration paid for the Acquired Assets for all Tax purposes.

(e) Notwithstanding anything to the contrary contained herein, the indemnification provided for herein shall not cover, and in no event shall any party hereto be liable for, any indirect damages, including consequential, incidental, exemplary or special damages, or punitive damages (except to the extent necessary to reimburse an Indemnified Party for judgments actually awarded to third parties in respect of such types of damages).

(f) After the Closing Date, other than as provided in Section 2.4, this Article IX shall constitute the Sellers’, the Purchaser’s and the Purchaser Parent’s exclusive remedy for any of the matters addressed herein or other claim arising out of or relating to this Agreement.

ARTICLE X

MISCELLANEOUS

SECTION 10.1. Notices. All notices and other communications by any party to this Agreement shall be in writing to the other party and shall be deemed to have been duly given when delivered in person, when received via facsimile or overnight courier, or when posted by United States registered or certified mail, with postage prepaid, addressed as follows:

if to the Purchaser to:

c/o HSBC Bank Nevada, N.A.

2700 Sanders Road

Prospect Heights, Illinois 60070

Attention: Chief Financial Officer, HSBC Retail Services

Facsimile: (847) 205-7444

with a copy to:

HSBC Retail Services

2700 Sanders Road

Prospect Heights, Illinois 60070

Attention: General Counsel, Retail Services Division

Facsimile: (847) 205-7417

if to the Sellers to:

c/o The Neiman Marcus Group, Inc.

One Marcus Square

1618 Main Street

Dallas, Texas 75201

Attention: General Counsel

Facsimile: (214) 573-5354

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Maripat Alpuche, Esq.

Facsimile: (212) 455-2502

Notices and other communications may also be sent to such other address or addresses as the Purchaser or the Sellers may from time to time designate by notice as provided herein, except that notices of change of address shall be effective only upon receipt.

SECTION 10.2. Expenses. (a) Except as otherwise provided herein, all legal and any other third-party costs and expenses incurred in connection herewith and the transactions contemplated by this Agreement and the Ancillary Agreements shall be paid by the party incurring such expenses, except that all fees or other amounts payable to any Governmental Authority in connection with any Requisite Regulatory Approval and any other consent required to be obtained hereunder shall be paid by the Purchaser.

(b) Collection efforts and related expenses on all Accounts made or incurred by the Sellers prior to the Closing Date shall be the responsibility of the Sellers, and all monies paid or otherwise collected thereon prior to the Closing Date (and all monies paid or otherwise collected on charged-off accounts prior to the Closing Date) shall be retained by the Sellers subject to their contractual obligations under the Securitization Documents.

(c) The Purchaser shall be responsible for all fees of the rating agencies in connection with confirming ratings and providing approvals for the contemplated assumptions and any proposed amendments of the Securitization Documents by the Purchaser.

SECTION 10.3. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement and the rights and obligations hereunder may not be assigned by any party to any person without the prior written consent of the other party hereto, and any purported assignment without such consent shall be void.

SECTION 10.4. Entire Agreement; Amendment; Waiver. This Agreement and the Ancillary Agreements, including the annexes schedules hereto and thereto, embody the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements with respect thereto, other than the Confidentiality Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement (or the other documents referred to in the preceding sentence) has been made or relied on by any party in entering into this Agreement. This Agreement may be amended, and any provision hereof waived, but only in writing signed by the party against whom such amendment or waiver is sought to be enforced.

SECTION 10.5. Counterparts. This Agreement may be executed in two or more counterparts any of which may be delivered by facsimile transmission and all of which shall together constitute one and the same instrument. Any facsimile of (a) an executed counterpart to this Agreement or (b) any document delivered pursuant hereto, including any documents required to be delivered pursuant to Sections 7.1, 7.2 or 7.3, shall be deemed an original.

SECTION 10.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within such State, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

SECTION 10.7. Waiver of Jury Trial and Venue.

(a) Each party hereto hereby waives all right to trial by jury in any action or proceeding to enforce or defend any rights under this Agreement.

(b) Each party hereto hereby irrevocably submits to the jurisdiction of the United States District Court for the State of Delaware or, if such federal jurisdiction is unavailable, in the state courts of the State of Delaware over any action arising out of this Agreement, and each party hereto hereby irrevocably waives any objection which such party may now or hereafter have to the laying of improper venue or forum non conveniens. Each party hereto agrees that a judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any manner provided by law. Any and all service of process and any other notice in any such suit, action or proceeding with respect to this Agreement shall be effective against any party hereto if given as provided herein.

SECTION 10.8. Severability. In case any one or more of the provisions contained herein shall be invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and this Agreement shall be reformed, construed and enforced as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein and there had been contained herein instead such valid, legal and enforceable provisions as would most nearly accomplish the intent and purpose of such invalid, illegal or unenforceable provision.

SECTION 10.9. No Petition. The Purchaser covenants and agrees that it shall not, prior to the date that is one year and one day after the final payment of any series of investor certificates or any other series issued by the Master Trust, acquiesce, petition or otherwise invoke the process of any Governmental Authority for the purpose of commencing or sustaining a case against NFC or the Master Trust under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of NFC or the Master Trust or any substantial part of its property or ordering the winding up or liquidation of the affairs of NFC or the Master Trust.

SECTION 10.10. Public Announcement. Except for any notice which is required by law or regulation, each of the Purchaser and the Purchaser Parent, on the one hand, and the Parent and BG, on the other hand, agrees that it shall not (and, in the case of the Parent, shall cause NFC not to) issue a press release, make any other public statement or make any statement to employees with respect to the transactions contemplated by this Agreement or the Ancillary Agreements without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed. Each of the Purchaser and the Purchaser Parent, on the one hand, and the Parent and BG, on the other hand, agrees, if possible, to notify and consult (and in the case of the Parent, to cause NFC to notify and consult) with the others at least 24 hours in advance of filing any notice required by law or regulation.

SECTION 10.11. Third-Party Beneficiaries. Nothing in this Agreement, expressed or implied, shall confer on any person, other than the parties hereto and NFC or their respective successors, any rights, remedies, obligations or liabilities; provided that the provisions of Article IX shall inure to the benefit of the Indemnified Parties.

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IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of the parties hereto as of the day and year first above written.

HSBC BANK NEVADA, N.A.

By	/s/ Joseph W. Hoff
Name:	Joseph W. Hoff
Title:	Executive Vice President

HSBC FINANCE CORPORATION

By	/s/ Sandra L. Derickson
Name:	Sandra L. Derickson
Title:	Vice Chairman

THE NEIMAN MARCUS GROUP, INC.

By	/s/ Steven P. Dennis
Name:	Steven P. Dennis
Title:	Senior Vice President, Strategy, Business Development and Multichannel Marketing

BERGDORF GOODMAN, INC.

By	/s/ Nelson A. Bangs
Name:	Nelson A. Bangs
Title:	Senior Vice President